February 8, 2019

VIA EDGAR

Ken Ellington

Staff Accountant

Edward P. Bartz

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:

AmericaFirst Quantitative Funds, File Nos. 333-228478, 811-22669

Dear Mr. Ellington and Mr. Bartz:

In telephone conversations on December 21, 2018, January 28, 2019, January 30, 2019, and February 4, 2019 you provided follow up comments regarding the Information Statement on Form N-14 (“Information Statement”) for the reorganization of the AmericaFirst Quantitative Strategies Fund (the "Target Fund"), into the AmericaFirst Tactical Alpha Fund (the "Survivor Fund"), each a series of AmericaFirst Quantitative Funds.  Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.  This response letter supplements the response letter filed via EDGAR on December 21, 2018.

Comment 1.  Because the Registrant has indicated that no securities are intended to be sold in concert with the merger, please provide a disclosure so stating as a footnote or in similar form of disclosure with the Schedule of Investments in the Statement of Additional Information.

Response.  The Registrant has added such a disclosure.

Comment 2. With respect to recoupment line item in the fee tables, please provide a separate footnote describing the features of the recoupment aspect of the expense waiver.

Response.  The Registrant has amended the footnote as requested.

4826-6787-2132.2

Comment 3. Please include in the notes to the financial statements a description of the previously waived advisory fees that are subject to recoupment and amounts subject to recapture in future years.

Response.  The Registrant has amended the notes as requested.

Comment 4. In the notes to the financial statements in the section entitled "Note 3 — Pro Forma Expense Adjustments," please include line items that indicates that waived fees are projected to become zero and add a line item that indicates that recoupments are projected.  Revise percentage change columns as necessary and revise explanatory footnotes as may be helpful to shareholders.

Response.  The Registrant has included line items that indicate that waived fees are projected to become zero and added a line item that indicates that recoupments are projected.  The Registrant has also revised percentage change columns as necessary and revised explanatory footnotes as may be helpful to shareholders.

Comment 5. Please complete the expense examples that follow the fee tables.

Response.  The Registrant has completed the expense examples.

Comment 6. In the letter to shareholders and other relevant parts of the Information Statement, please clarify the description of projected fees and expenses to make clear that while gross fees and expenses are projected to be lower; net fees and expenses are projected to be unchanged or to rise somewhat because of the recoupment of previously waived advisory fees and revise descriptions of share class expenses to assure that references to small or similar are revised to give a more-accurate description of Target Fund share class net expenses as compared to Survivor Fund pro forma share class net expenses.

Response.  The Registrant has amended the letter to shareholders and carried over such amendments to other relevant parts of the Information Statement as requested.

Comment 7. In the Question and Answer section, please include information about the recoupment of previously waived advisory fees such that shareholders are able to better understand the mechanics and fee and expense implications of recoupment.

Response.  The Registrant has amended the Question and Answer section as requested.

Comment 8. Please revise references to the Expense Limitation Agreement to assure its term extends for at least one year from the effective date of the Information Statement.

4826-6787-2132.2

Response.  The Registrant has amended references to the Expense Limitation Agreement to include a term extending to February 29, 2020, which the Registrant believes will be a term of at least one year from the effective date of the Information Statement.

Comment 9. In an appropriate location please include a disclosure stating the Registrant will receive an opinion that the Reorganization is expected to be tax-free.

Response.  The Registrant has amended in an appropriate location or locations a disclosure stating the Registrant will receive an opinion that the Reorganization is expected to be tax-free.

If you have any further questions or additional comments, please contact Parker Bridgeport at 614-469-3228.

Sincerely,

/s/Parker Bridgeport

Parker Bridgeport

4826-6787-2132.2